Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

QUANTUM EMOTION CORP.

This Notice of Meeting and Management Proxy Circular is provided in connection with the solicitation by the management of Quantum eMotion Corp. of proxies to be voted at the Annual Meeting of the shareholders of the Corporation to be held on June 18, 2026, at 9:30 a.m. (Montréal time) at 1 Place Ville Marie, 35th floor, Montréal, Québec and online via live webcast at https://lavery.zoom.us/j/66995749268?pwd=nEtjd0SqwVUrw2IuqNibtRziXJylpu.1.

Dated May 20, 2026

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual meeting (the “Meeting”) of the holders of common shares (the “Common Shares”) of Quantum eMotion Corp. (the “Corporation”) will be held on June 18, 2026, at 9:30 a.m. (Montréal time) at 1 Place Ville Marie, 35th floor, Montréal, Québec and online via live webcast at https://lavery.zoom.us/j/66995749268?pwd=nEtjd0SqwVUrw2IuqNibtRziXJylpu.1, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2025, and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the independent auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to consider and, if thought fit, to adopt a resolution approving amendments to the Corporation’s stock option plan, including to convert it from a fixed maximum number of Common Shares reserved for issuance to a 10% rolling plan, as further described in the management proxy circular; and

5.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

The management proxy circular (the “Circular”) and a proxy form (the “Proxy Form”) for the Meeting are enclosed herewith. Additional information relating to the matters to be put before the Meeting is set forth in the Circular which accompanies this notice.

SIGNED in Montréal, Québec, on May 20, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(s) Francis Bellido
Francis Bellido, President and CEO

IMPORTANT

The Meeting will be held in-person and via live webcast. For those attending virtually, registered shareholders and duly appointed proxyholders will be permitted to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and have logged in at https://lavery.zoom.us/j/66995749268?pwd=nEtjd0SqwVUrw2IuqNibtRziXJylpu.1. Holders of Common Shares may exercise their rights by attending the Meeting or by completing a Proxy Form. The Corporation strongly encourages its shareholders to review the meeting materials and vote by proxy in advance of the Meeting.

Those who are unable to attend the Meeting are urged to complete and sign the enclosed Proxy Form and return it to Computershare Investor Services Inc. by mail, Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by fax at 1-866-249-7775 (within North America) or 416-263-9524 (outside North America), before 5:00 p.m. on Tuesday, June 16, 2026. A person appointed as proxy need not be a shareholder of the Corporation. Holders of Common Shares may also exercise their voting rights (i) by calling the toll-free number 1-866-732-8683 or any other number indicated on the Proxy Form or the voting instruction form or (ii) by going to the following website: www.investorvote.com. For any additional information concerning this matter, please contact Computershare Investor Services Inc. by calling at no charge at 1-800-564-6253 (within North America) and at 514-982-7555 (outside North America) or by e-mail at service@computershare.com.

Management Proxy Circular

Annual Meeting of Shareholders

Registered Shareholders

You will have received a form of proxy (“Proxy Form”) from Quantum eMotion Corp.’s (the “Corporation”) transfer agent, Computershare Investor Services Inc. (“Computershare”). Complete, sign and mail your Proxy Form in the postage prepaid envelope provided, email it or fax it in accordance with the instructions provided on the Proxy Form.

Non-Registered Shareholders

Your shares are held in the name of an intermediary (securities broker, trustee or other financial institution). You will have received a request for voting instructions from such intermediary. Follow the instructions on your voting instruction form to vote by telephone, Internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided. To vote at the meeting, see the box on page 4 of this management proxy circular (the “Circular”).

PROXY VOTING

Important Information about the Meeting

The Corporation will hold its annual meeting of shareholders on June 18, 2026 (the “Meeting”) both in person and online via live webcast. The Corporation strongly encourages its shareholders to vote by proxy in advance of the Meeting.

When can I join the Meeting virtually?

You may begin to log into the Meeting platform beginning at 8:30 a.m. Eastern Time on June 18, 2026. The Meeting will begin promptly at 9:30 a.m. Eastern Time on June 18, 2026.

How can I virtually ask questions?

Questions for the Meeting may be submitted during the Meeting virtually by submitting such question in the field provided in the Q&A box at or before the time the matters are presented before the Meeting for consideration. Questions relating to any items to be voted on by the Shareholders at the Meeting will be answered before the voting is closed.

Following adjournment of the formal business of the Meeting, the Corporation will hold a live Q&A session to address appropriate general questions from Shareholders regarding the Corporation. Only Shareholders and duly appointed proxyholders may submit questions at the Meeting. Guests will not be able to submit questions, vote or otherwise participate at the Meeting; however, they will be able to join the Meeting as a guest. Shareholders voting by proxy in advance of the Meeting are welcome to join the Meeting as guests.

The chair of the Meeting reserves the right to edit questions or to reject questions he deems inappropriate. To ensure the Meeting is conducted in a manner that is fair to all Shareholders, the chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. The chair of the Meeting may also limit the number of questions per Shareholder in order to ensure that as many Shareholders as possible will have the opportunity to ask questions. In the event of technical malfunction or other significant problem that disrupts the Meeting, the chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the chair determines is appropriate considering the circumstances.

In the event of technical difficulties relating to the Meeting, you can contact the Corporation at marc.rousseau@quantumemotion.com or 514-886-0045.

Who is soliciting my proxy?

Your proxy is being solicited by the management of the Corporation in connection with the Meeting and any adjournment thereof, and the associated costs will be borne by the Corporation. The solicitation of proxies will be primarily by mail but may be by telephone or other personal contact by directors of the Corporation (the “Directors”), such Directors receiving no compensation for the solicitation of proxies. The Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation.

How do I vote?

If you are a registered shareholder, you may vote at the Meeting or you may sign the enclosed Proxy Form appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your common shares of the Corporation (the “Common Shares”) at the Meeting. Holders of Common Shares may also exercise their voting rights (i) by calling the toll-free number 1-866-732-8683 or any other number indicated on the Proxy Form or the voting instruction form or (ii) by going to the following website: www.investorvote.com. If your Common Shares are held in the name of an intermediary, please see the box on page 4 for voting instructions.

What am I voting on?

Shareholders will be asked to vote on the following matters:

1.	the election of Directors of the Corporation for the ensuing year;

2.	the appointment of auditors for the Corporation for the year 2026 and on the authorization for the Directors to fix their remuneration;

3.	amendments to the Corporation’s stock option plan to convert it from a fixed maximum number of Common Shares reserved for issuance to a 10% rolling plan and other amendments described in this Circular; and

4.	any such other business as may properly be brought before the Meeting or at any adjournment thereof.

For further information, please refer to the heading “Agenda for Shareholders’ Meeting”.

Other than as specifically discussed under the heading “Agenda for Shareholders’ Meeting”, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

What if I sign the Proxy Form enclosed with this Circular?

Signing the enclosed Proxy Form gives authority to Francis Bellido or Marc Rousseau, each of whom is a Director or officer of the Corporation, or to another person you have appointed, to vote your Common Shares at the Meeting.

Can I appoint someone else to vote my Common Shares?

Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the Proxy Form. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxy holders should, upon arrival at the Meeting, present themselves to a representative of Computershare.

What do I do with my completed Proxy Form?

Return it to the Corporation’s transfer agent, Computershare, by mail at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, by fax to 1-866-249-7775 (within North America) or 416-263-9524 (outside North America), no later than 5:00 p.m. (Eastern Time) on June 16, 2026 to ensure that your vote is recorded.

If I change my mind, can I take back my proxy once I have given it?

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered at the above-mentioned registered office of Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

How will my Common Shares be voted if I give my proxy?

The persons named on the Proxy Form must vote for or against or withhold from voting your Common Shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the candidates nominated for election as Directors, in favour of the appointment of the auditors, in favor of amendments to the Corporation’s Stock Option Plan, and at their discretion on any other matter which may properly come before the Meeting.

How many Common Shares are entitled to vote?

As of May 14, 2026 (the “Record Date”), there were 219,369,670 Common Shares issued and outstanding, each of which is entitled to one vote at the Meeting. Only shareholders registered at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his Common Shares and the transferee, upon producing properly endorsed certificates evidencing such Common Shares or otherwise establishing that he owns the Common Shares, requests no later than 10 days before the Meeting that the transferee’s name be included on the list of shareholders entitled to vote, in which case such transferee is entitled to vote such Common Shares at the Meeting.

Who counts the votes?

The Corporation’s transfer agent, Computershare, counts and tabulates the proxies independently of the Corporation. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

If my Common Shares are not registered in my name but are held in the name of an intermediary (a bank, trust corporation, securities broker, trustee or other), how do I vote my Common Shares?

These beneficial owners of Common Shares (the “Beneficial Owners”) must be aware of the fact that only proxies filed by shareholders whose names appear in the Corporation’s book as registered holders of Common Shares may be recognized and may benefit from the right to vote at the Meeting. The voting rights attached to the Common Shares held by an intermediary may be exercised by the intermediary, on behalf of the Beneficial Owner, only according to the Beneficial Owner’s specific instructions, which must be obtained before the Meeting. Each intermediary has its own rules concerning the mailing and forwarding of voting instruction forms, notices of meeting, proxy circulars as well as all other documents sent to shareholders for a meeting. The intermediary is prohibited from exercising the voting rights attached to the Common Shares of its clients without specific voting instructions.

In accordance with the requirements of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has elected to send the notice of Meeting, this Circular and the Proxy Form directly to the non-objecting Beneficial Owners (the “NOBOs”). The intermediaries are responsible for forwarding these documents to each Beneficial Owner who has objected to his intermediary disclosing ownership information about himself (the “OBO”), unless that OBO has waived the right to receive them.

There are two ways you can vote your Common Shares held by your intermediary. As required by Canadian securities legislation, you will have received from your intermediary either a request for voting instructions or a form of proxy for the number of Common Shares you hold. For your Common Shares to be voted for you, please follow the voting instructions provided by your intermediary. Since the Corporation has limited access to the names of its Beneficial Owners, if you attend the Meeting, the Corporation may have no record of your shareholdings or your entitlement to vote unless your intermediary has appointed you as proxyholder. Therefore, if you wish to vote at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. You can also write the name in the space provided thereof of someone else whom you wish to attend the Meeting and vote on your behalf. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare, upon arrival at the Meeting.

If I need to contact the transfer agent, how do I reach them?

For general shareholder enquiries, you can contact the transfer agent:

by mail: Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, Ontario, M5H 4A6 or by telephone: within Canada and the United States at no charge at 1-800-564-6253 or 514-982-7888	or by email: services@computershare.com or by fax: within Canada and the United States at no charge at 1-888-453-0330 or 416-263-9394

Principal Holders of Voting Securities

To the knowledge of the Directors and executive officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

AGENDA FOR SHAREHOLDERS’ MEETING

1.	PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s audited consolidated financial statements for the year ended December 31, 2025, and the report of the auditors’ thereon will be placed before the Meeting.

2.	ELECTION OF DIRECTORS

At the Meeting, the shareholders will be asked to elect five Directors. Mr. Edward Lawrence Moore has advised the Corporation that he will not stand for re-election at the Meeting, and, accordingly, will cease to be director at the close of the Meeting. We thank him for his dedication and contribution to the Board of Directors.

Each of the nominees named hereunder has advised management of the Corporation that he or she will be willing to serve as a Director if elected. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director. Each nominee elected as a Director will hold office until the next annual meeting or until his or her successor is duly elected, unless he or she ceases to hold office pursuant to the Canada Business Corporations Act (the “CBCA”) or his or her office is vacated earlier pursuant to the by-laws of the Corporation.

The management recommends voting FOR the election of each nominee to the board of directors of the Corporation (the “Board of Directors”) listed below.

The resolution regarding the election of each Director must be adopted by a majority of the votes cast by the shareholders present or represented by proxy and entitled to vote at the Meeting.

The following table states the names and place of residence of the individuals proposed to be nominated for election as Directors. This table also sets out, for each individual, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the periods during which they have served as Directors and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as at the date hereof.

Name and Place of Residence	Director since	Office	Principal Occupation	Number of Common Shares Beneficially Owned or Controlled
Francis Bellido(1)(2) Québec, Canada	December 2020	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation	6,580,000
Tullio Panarello(1)(3) Québec, Canada	February 2022	Director	VP and General Manager, Smiths Interconnect	400,000
John Young(2)(3) California, USA	June 2024	Director	Cybersecurity Expert, IBM Cloud Division, Los Angeles, CA, and Candle Corp.	Nil
David Teeple (2) Ontario, Canada	February 2022	Director	Cybersecurity advisor, Phirelight	32,638
Catherine Loubier (1)(3) California, USA	May 8, 2026	Director	Director of NanoXplore Inc. and Management Consultant	Nil

Note:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee

Each nominee has provided the information as to the Common Shares he or she beneficially owns, or over which he or she exercises control or direction, as at the date of this Circular.

As of the date hereof, the Directors, as a group, beneficially own, or exercise control or direction, directly or indirectly, over 7,012,638 Common Shares, or approximately 3.2 % of the outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed Director:

(a)	is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)	was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while that proposed director was acting in that capacity;

(ii)	was subject to an event that occurred while that person was acting in that capacity, that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; and

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

3.	APPOINTMENT OF AUDITORS

Shareholders are asked to vote for the appointment of Richter LLP as auditors of the Corporation for the current financial year and to authorize the Directors to establish the auditors’ remuneration. Richter LLP have been auditors of the Corporation since March 26, 2025.

Unless the Proxy Form states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed Proxy Form intend to vote FOR the appointment of Richter LLP as independent auditors of the Corporation for the current financial year and to authorize the Directors to fix their remuneration.

4.	AMENDMENT TO STOCK OPTION PLAN

On May 20, 2026, the Board of Directors approved amendments to the Corporation’s stock option plan (the “Stock Option Plan”) to: (i) convert the Stock Option Plan from a fixed plan reserving a maximum of 24,750,000 Common Shares for issuance upon the exercise of options, to a rolling plan reserving a number of Common Shares equal to up to 10% of the Corporation’s issued and outstanding Common Shares as of the grant date of each option, (ii) add cashless exercise features and (iii) to clarify certain terms and ensure alignment with the requirements of the TSX Venture Exchange (collectively, the “SOP Amendment”), subject to receipt of applicable regulatory and shareholder approvals.

As of the date of this Circular, an aggregate of 17,333,737 Common Shares are issuable upon the exercise of outstanding options granted under the Stock Option Plan, representing approximately 7.90% of the Common Shares outstanding on such date. Subject to shareholder approval and acceptance by the TSX Venture Exchange (the “TSXV”) of the SOP Amendment, the Stock Option Plan will operate as a rolling plan, such that the maximum number of Common Shares reserved for issuance thereunder will be adjusted from time to time to equal up to 10% of the Corporation’s issued and outstanding Common Shares as at the grant date of each option; as of the date hereof, this represents 21,936,967 Common Shares.

The Stock Option Plan is more fully described under the heading “Stock Option Plan” below. The full text of the Stock Option Plan, as amended, is annexed hereto as Schedule “C”.

The SOP Amendment is intended to provide the Corporation with greater flexibility in issuing options to its employees, officers, Directors and consultants.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution authorizing the SOP Amendment:

“BE IT RESOLVED THAT:

1.	The amendment to the stock option plan of Quantum eMotion Corp. (the “Corporation”), as more particularly described in the management proxy circular of the Corporation dated May 20, 2026 be and is hereby approved, ratified and confirmed;

2.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to do all such acts and things as in the opinion of such officer or director may be necessary or desirable to give effect to the foregoing resolution.”

In order to be effective, the foregoing resolution must be approved by a simple majority of the votes cast by shareholders present, in person or by proxy, at the Meeting.

Unless the Proxy Form states otherwise, or if the right to vote is not exercised for the approval of the SOP Amendment, the persons named in the enclosed Proxy Form intend to vote FOR the proposed SOP Amendment.

5.	OTHER BUSINESS

Management of the Corporation has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action by the Corporation at the Meeting. However, the Proxy Form solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof.

DIRECTORS AND EXECUTIVE COMPENSATION

The Corporation was a venture issuer as at the end of its most recently completed financial year. Accordingly, the following compensation information relating to the Corporation during its financial year ending December 31, 2025 is provided in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers pursuant to Regulation 51-102 respecting Continuous Disclosure Obligations. For practical reasons, the masculine gender includes the feminine gender and any other gender.

For the purposes of this statement of executive compensation, “Named Executive Officer” means each of the following individuals:

a)	the Corporation’s chief executive officer (“CEO”);

b)	the Corporation’s chief financial officer (“CFO”);

c)	in respect of the Corporation and its subsidiaries, the most highly compensated executive officer, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2025, based on the definition above, the Named Executive Officers of the Corporation were Francis Bellido, CEO, Marc Rousseau, CFO, and Edward Lawrence Moore, Chairman of the Board of Directors and Chief Technology Officer of the Corporation.

Compensation Discussion and Analysis

The Board of Directors discusses and approves the compensation policy in order to make sure it is consistent with the Corporation’s business plan, strategies and objectives. The compensation of the Corporation’s Named Executive Officers is established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success and to continue to provide executives with compensation that is in accordance with existing market standards generally and competitive within the industry. See “Compensation Governance” below.

The Corporation did not implement any significant changes to its compensation policies during the most recently completed financial year. Since the end of the most recently completed financial year, the Compensation Committee undertook a benchmarking review of the compensation of the Corporation’s Named Executive Officers and Directors against comparable issuers. Adjustments may be made to the compensation of Directors or Named Executive Officers for the current year as a result of this exercise. Other than the foregoing, no material changes to the Corporation’s compensation policies have been made or are currently anticipated as of the date of this Circular.

Benchmarking

A peer group of 15 companies with similar operations and market capitalization to the Corporation was identified for the purpose of benchmarking executive compensation. The peer group is subject to change, but is currently composed of the following companies:

N-able, Inc.	Quantum Computing Inc.	Abaxx Technologies Inc.	POET Technologies Inc.

Xanadu Quantum Technologies Limited	Aeluma, Inc.	Rigetti Computing, Inc.	GSI Technology, Inc.

D-Wave Quantum Inc.	Infleqtion, Inc.	Senstar Technologies Corporation	Gloo Holdings, Inc.

IonQ, Inc.	Mitek Systems, Inc.	OneSpan Inc.

Compensation of Named Executive Officers

Compensation of the Corporation’s Named Executive Officers is comprised of base salaries, annual performance incentives and stock options, as more particularly described below. Compensation is reviewed and approved by the Board of Directors once a year concurrent with the first board meeting of the year and the evaluation of the Named Executive Officers.

Salary

Amounts paid to Named Executive Officers as base salary, including merit salary increases, are determined in accordance with an individual’s performance and salaries in the marketplace for comparable positions. There is no mandatory framework that determines which of these factors may be more or less important and the emphasis placed on any of these factors may vary among the executive officers. The determination of base salaries relies principally on negotiations or a unique situation between the respective Named Executive Officer and the Corporation and is therefore heavily discretionary.

Annual Performance Incentives

The Corporation’s annual performance incentives are designed to reward an executive for the direct contribution which he or she can make to the Corporation. Named Executive Officers are entitled to receive discretionary performance incentives from time to time as determined or approved by the Board, upon the recommendation of the Chief Executive Officer. The Corporation does not currently prescribe a set of formal objective measures to determine discretionary performance incentives entitlements. Rather the Corporation uses informal goals which may include an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation. Precise goals or milestones are not pre-set by the Board. In 2025, the Corporation’s primary global corporate objective for bonus purposes was to secure financing. Following the achievement of that objective, the Board approved the payment of 100% of the applicable target bonus percentage to all bonus-eligible employees, including the Named Executive Officers, where applicable.

Option-based Awards

The purpose of granting stock options is to assist the Corporation in compensating, attracting, retaining and motivating its executive officers and to closely align the personal interests of such persons to that of the shareholders.

Options are granted pursuant to the Stock Option Plan and in accordance with the rules of the TSXV. The number of options to be granted, the exercise price and the vesting provisions of the options are established by the Board of Directors, in accordance with the terms of the Stock Option Plan. The options are non-assignable and not transferable and they may be exercised during a period not exceeding 10 years. For a description of the material terms of the Stock Option Plan, please see the heading “Stock Option Plan” below.

Compensation of Directors

The Board of Directors conducts reviews with regard to Directors’ compensation once a year. To make its recommendation on Directors’ compensation, the Board of Directors takes into account the types of compensation and the amounts paid to Directors of comparable publicly traded Canadian companies.

Directors are entitled to participate in the Stock Option Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his position and contribution to the Corporation.

During the financial year ended December 31, 2025, certain Directors were granted options as is set out in the table below under the heading “Compensation Securities Table”.

During the financial year ended December 31, 2025, Directors were paid fees in their capacity as Directors of the Corporation as is set out in the table below under the heading “Director and Named Executive Officer Compensation”.

Compensation Governance

The Corporation has established a compensation committee (the “Compensation Committee”), to assist the Board of Directors in the assessment of the performance and determination of appropriate compensation of the management team, the members of the Board of Directors and its standing committees. The Committee further assists the Board of Directors by determining the conditions of employment and compensation of the Chief Executive Officer, making recommendations to the Board and reviewing the compensation of the other executive officers.

Director and Named Executive Officer Compensation

The following table sets forth information concerning the compensation paid to the Corporation’s Named Executive Officers and Directors during the Corporation’s last two fiscal years ended December 31, 2025 and 2024.

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites(1) ($)	Value of all other compensation (2) ($)	Total compensation ($)
Francis Bellido (3) President, CEO and Director	2025	300,000	120,000	-	-	-	420,000
	2024	300,000	120,000	-	-	-	420,000
Marc Rousseau CFO	2025	72,000	-	-	-	-	72,000
	2024	72,000	-	-	-	-	72,000
Edward Lawrence Moore(4) Chairman of the Board of Directors and Director	2025	204,063	-	-	-	-	204,063
	2024	158,562	-	-	-	-	158,562
John Young(5) Director and COO of QeMA	2025	190,925	-	-	-	-	190,925
	2024	24,671	-	-	-	-	24,671
David Teeple(6) Director	2025	79,750	-	-	-	-	79,750
	2024	30,000	-	-	-	-	30,000
Tullio Panarello Director	2025	30,000	-	-	-	-	30,000
	2024	30,000	-	-	-	-	30,000

Notes:

(1)	“Perquisites” means benefits that are not offered to all the employees and that, in aggregate, are greater than the following amounts for the financial year: a) $15,000, if the total salary of the Named Executive Officer or Director does not exceed $150,000; b) 10% of the Named Executive Officer’s or Director’s salary, if his total salary is greater than $150,000 but less than $500,000; c) $50,000, if the Named Executive Officer’s or Director’s salary is $500,000 or greater.
(2)	Compensation paid in the form of discretionary performance-based incentives.
(3)	Mr. Bellido, the Corporation’s President and CEO, is also a Director and did not receive any additional compensation for services provided as a director. Compensation paid to Mr. Bellido in 2024 was paid to Aurakle Research Capital inc., a corporation controlled by Mr. Bellido, and represents mainly consulting fees.
(4)	These amounts include consulting fees paid to Mr. Moore indirectly through FileGlobal Corporation, an entity controlled by Mr. Moore) ($174,063 in 2025; $128,562 in 2024).
(5)	Mr. Young was elected Director on June 20, 2024 and appointed as Chief Operating Officer (“COO”) of Quantum eMotion America Inc. (“QeMA”) on April 1, 2025. These amounts, which include Mr. Young’s salary (US$108,000 in 2025) and director compensation (US30,000 in 2025; US$15,000 in 2024), were paid to Mr. Young in U.S. dollars and converted to Canadian dollars for purposes of the above table, using an average of the Bank of Canada exchange rates applicable on the respective transaction dates (US$1.00 = C$1.38 in 2025 and US$1.00 = C$1.64 in 2024).
(6)	These amounts include consulting fees paid to Mr. Teeple ($49,750 in 2025; $nil in 2024).

Compensation Securities Table

The following table sets forth all compensation securities granted or issued to the Named Executive Officers and Directors to purchase or acquire securities of the Corporation during the most recently completed financial year ended December 31, 2025.

Compensation Securities
Name and position	Type of Compensation Security(1)(2)(3)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Francis Bellido	Stock Options	2,920,000	2025-03-20	0.69	0.689	5.01	2035-03-20
		200,000	2025-12-17	4.02	3.79	5.01	2035-12-17
Marc Rousseau	Stock Options	200,000	2025-03-20	0.69	0.689	5.01	2035-03-20
Edward Lawrence Moore	Stock Options	100,000	2025-03-20	0.69	0.689	5.01	2035-03-20
David Teeple	Stock Options	100,000	2025-03-20	0.69	0.689	5.01	2035-03-20
Tullio Panarello	Stock Options	100,000	2025-03-20	0.69	0.689	5.01	2035-03-20
John Young	Stock Options	100,000 300,000	2025-03-20 2025-10-06	0.69 1.57	0.689 1.57	5.01 5.01	2035-03-20 2035-10-06

Notes:

(1)	The stock options have been granted pursuant to the Stock Option Plan (as defined herein). Please refer to the heading “Stock Option Plan” below. In the most recently completed financial year, no stock option has been re-priced, cancelled, replaced or modified.
(2)	The Board of Directors may, at its sole discretion, determine whether the stock option shall vest immediately or be subject to such vesting schedule as the Board of Directors may deem appropriate in the circumstances.
(3)	As of December 31, 2025, all outstanding vested stock options were exercisable without restrictions or conditions.
(4)	As of December 31, 2025, the directors and NEOs of the Corporation held the following quantity of stock options: Francis Bellido: 6,979,237 options; Marc Rousseau: 500,000 options; Edward Lawrence Moore: 1,100,000 options; David Teeple: 600,000 options; Tullio Panarello: 600,000 options and John Young: 900,000 options.

Exercise of Compensation Securities by Named Executive Officers

There was no exercise of compensation securities by a Named Executive Officer of Director during the most recently completed financial year ended December 31, 2025.

Pension Plan

There is no pension plan for Directors and Named Executive Officers of the Corporation.

Employment, consulting and management agreements

Other than the agreement listed below, there is no agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Corporation or any of its subsidiaries that were performed by a Director or Named Executive Officer, or performed by any other party but are services typically provided by a Director or a Named Executive Officer.

The Corporation entered into a services agreement with 9160-4165 Québec Inc., a corporation owned and controlled by Marc Rousseau, the Corporation’s CFO. Under the agreement, Mr. Rousseau is entitled to an annual salary of $54,000 and reimbursement of expenses incurred in the performance of his duties. The agreement renews automatically on an annual basis.

Employment Agreements and Termination or Change of Control Benefits

The Corporation entered into an employment agreement with Mr. Francis Bellido whereby Mr. Bellido agreed to undertake the function and duties as the President and CEO of the Corporation. Pursuant to the agreement, Mr. Bellido is entitled to an annual salary of $300,000 per year and is eligible for discretionary bonus payments, based on the achievement of corporate goals and benchmarks relating to the Corporation’s overall performance. In the event of a termination of Mr. Bellido’s employment within a change of control, Mr. Bellido will be entitled to a lump sum payment equal to Mr. Bellido’s annual base salary and any wages or salary accrued and owing, outstanding vacation pay and reimbursement of eligible expenses up to the termination date as well as any other minimum statutory entitlement (without duplication).

Equity Compensation Plan Information

During the financial year ended December 31, 2025, the Corporation’s Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance. The following table shows, aggregated information for the Stock Option Plan as of December 31, 2025.

Plan category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted- average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the plan
Stock Option Plan	17,184,737	$0.97	4,902,673
Equity compensation plan(s) not approved by the shareholders	-	-	-
Total	17,184,737	$0.97	4,902,763

Stock Option Plan

The Corporation’s Stock Option Plan was adopted on December 15, 2020, and was last approved by the shareholders of the Corporation on June 18, 2025.

On May 20, 2026, the Board of Directors adopted amendments to the Corporation’s stock option plan (the “Stock Option Plan”) to convert the Stock Option Plan from a 24,750,000 fixed maximum number of Common Shares reserved for issuance to a rolling plan reserving for issuance, pursuant to the exercise of options, a number of Common Shares equal to up to 10% of the number of issued and outstanding Common Shares of the Corporation as at the date of grant of each option, and to add cashless exercise features to the Stock Option Plan (collectively, the “SOP Amendment”), subject to applicable regulatory and shareholder approvals. The Stock Option Plan was also updated to clarify certain terms and ensure alignment with the requirements of the TSX Venture Exchange.

Options may be granted to Directors, officers, employees and consultants of the Corporation. The number of options to be granted, the exercise price and the vesting provisions of the options are established by the Board of Directors, subject to the provisions of the Stock Option Plan and the rules of the TSXV. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares on the day prior to their grant. The options are non-assignable and non-transferable and may be exercised during a period not exceeding ten years.

Grants and issuances under the Stock Option Plan are subject to TSXV requirements and the following limits (each calculated based on the Common Shares issued and outstanding as at the applicable grant date), unless the requisite disinterested shareholder approval is obtained and/or TSXV acceptance is received, as applicable:

•	Individual limit (12-month period): the maximum aggregate number of Common Shares issuable to any one individual (and to companies wholly owned by such individual) under the Stock Option Plan in any 12-month period may not exceed 5% of the issued and outstanding Common Shares.

•	Insider participation (at any time): the maximum aggregate number of Common Shares issuable to insiders (as a group) under the Stock Option Plan may not, at any time, exceed 10% of the issued and outstanding Common Shares.

•	Insider participation (12-month period): the maximum aggregate number of Common Shares issuable to insiders (as a group) under the Stock Option Plan in any 12-month period may not exceed 10% of the issued and outstanding Common Shares.

•	Consultant limit (12-month period): the maximum aggregate number of Common Shares issuable to any one consultant pursuant to options granted in any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

•	Investor relations services (12-month period): the maximum aggregate number of Common Shares issuable pursuant to options granted in any 12-month period to persons retained to provide investor relations services may not exceed 2% of the issued and outstanding Common Shares.

•	Investor relations services – vesting: options granted to persons retained to provide investor relations services must vest in stages over a period of not less than 12 months, with no more than one-quarter of such options vesting in any three-month period. All unvested options outstanding at the time of a change of control shall vest and become immediately exercisable; provided that acceleration of vesting for options granted to persons retained to provide investor relations services is subject to the prior acceptance of the TSXV.

Options expire on the date set by the Board, but in all cases no later than the tenth anniversary of the grant date. If the participant stops being an eligible person for any reason other than death or termination for cause, the option expires 90 days after that termination (or on a later date set by the committee), provided that any later date cannot be more than one year after termination; if the participant ceases to be an eligible person due to termination for cause, the option expires on the date the participant receives notice of termination; and if the participant dies while an eligible person, or after ceasing to be an eligible person but before the option would otherwise expire under the termination rule, the option expires one year after death, provided that where death occurs after termination, the expiry cannot be later than one year after the date the participant ceased to be an eligible person.

Subject to approval of the Board, options may be exercised through a broker-assisted “sell-to-cover” cashless exercise, in accordance with TSXV policies, under which the Corporation has an arrangement with a broker and the participant provides instructions (acceptable to both the Corporation and the broker) to exercise the options, have the broker advance the funds to cover the total exercise price and any required withholdings, and sell enough of the acquired Common Shares to pay those amounts and related transaction costs.

Management contracts

No management functions of the Corporation were to any substantial degree performed other than by the Directors or executive officers of the Corporation, at any time since the start of the Corporation’s most recently completed financial year.

Diversity

The Corporation has a long-standing view that Directors and members of management are best identified, nominated and/or appointed based on merit, which includes consideration of competencies, expertise, skills, background and other qualities the Corporation identifies from time to time as being important, regardless of whether or not the candidate is a member of a designated group. The CBCA defines “designated groups” to include women, Aboriginal peoples, persons with disabilities and members of visible minorities. While the Corporation respects the value of diversity, this view ensures that the Corporation consistently selects from the best possible candidates.

In light of the foregoing, the Corporation does not have a written diversity policy relating to the identification and nomination of Directors who are part of designated groups and the Corporation has not adopted a target number or percentage (or range) for members of the designated groups to hold positions on the Board or to be members of management by a specific date.

Other than one woman on the Board, there is currently no member of a designated group who holds a position on the Board or who is a member of management.

The Corporation values maintaining a balance between, on one hand, the institutional experience from the members of its Board and executive team and, on the other hand, the need for renewal and new perspectives and skills. In light of the foregoing, the Corporation has not adopted imposed age limits or term limits for the Board as it feels such limits may be arbitrary and may cause the loss of experience and expertise.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the commencement of the last completed fiscal year of the Corporation, none of the Directors or executive officers or employees of the Corporation have been or are indebted to the Corporation nor has the Corporation guaranteed or otherwise supported any indebtedness of any of the said parties during that period.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no informed person of the Corporation or any associate or affiliate of the foregoing has had any material interest, direct or indirect, in a transaction having been concluded since the beginning of the most recently completed fiscal year or in any proposed transaction which has or would affect in a material manner the Corporation or one of its subsidiaries.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of Directors and officers an aggregate of $5,000,000 in coverage. The approximate amount of premiums paid by the Corporation during the financial years ended December 31, 2025, in respect of such insurance was $19,655.

AUDIT COMMITTEE

The charter of the audit committee of the Corporation (the “Audit Committee”) is attached to this Circular as Schedule “A”.

The Audit Committee is composed of three members: Francis Bellido, Catherine Loubier and Tullio Panarello. Each member is currently a director of the Corporation. All members of the Audit Committee are financially literate. Francis Bellido, Chief Executive Officer of the Corporation, is not independent within the meaning of Regulation 52-110 respecting Audit Committees (“Regulation 52-110”). Catherine Loubier and Tullio Panarello are independent.

Relevant Education and Experience

Francis Bellido

Dr. Bellido has over 36 years of international experience in Cybersecurity, Healthcare and Financial industries. He brings strong financial management expertise, deep operating and leadership experience and a global business perspective, acquired over 30 years of international business in biosciences, healthcare and financial industries. Notably, Dr. Bellido managed a $300 million life science investment fund (SGF-Santé) that produced several important and key players in the medical device industry. He has a proven ability to approach technical and scientific issues with a solid business perspective. Dr. Bellido holds a PhD in medical microbiology from the University of Geneva and an MBA with a concentration in finance from the University of Québec at Montreal.

Catherine Loubier

Ms. Loubier has spent half her career in the private sector and the other half in Canadian politics. Today, she is a business owner and senior advisor to the corporate world, and U.S. and Canadian politics TV commentator. As Québec’s top diplomat in the United States, she played a key role in finalizing the largest renewable hydropower contract ever concluded between Canada and New York State. Previously, she served as Deputy chief of staff to Québec’s Premier and senior adviser to the 22nd Prime Minister of Canada. In the private sector, she advised business leaders in various industries, including GM, CEO Office and Global Director of Communications for Renault Nissan Mitsubishi Alliance. She served as a board member of the Canadian American Business Council until 2025 and currently sits on the board of NanoXplore Inc. (GRA.TO) and Concordia University. Ms. Loubier holds a bachelor’s and a master’s degree from Université du Quebec à Montréal and a finance certificate from Harvard Business School.

Tullio Panerello

Mr. Panarello has served in several senior leadership roles over the past 25 years in many high-tech companies across the telecom, military, semiconductor, space, and sensor industries. His technical and market knowledge extends to the fields of lasers, optics, semiconductors, and quantum-based technologies. He is currently Vice President and General Manager at Smiths Interconnect in Montreal, Quebec, which acquired ReflexPhotonics, the company where he served as Executive President. Earlier in his career, he worked as Business Development Manager for PerkinElmer Canada before co-founding PyroPhotonics Lasers Inc., a company specializing in pulsed laser technology for material processing applications. He became CEO of PyroPhotonics until its sale to Electro Scientific Industries (ESI), where he later served as Divisional General Manager for the Laser Business Division.

Audit and Compensation Committee Oversight

All the recommendations made by the Audit Committee with respect to the appointment and/or compensation of the Corporation’s external auditors since the commencement of the Corporation’s most recently completed financial year have been adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in section 2.4 of Regulation 52-110 in relation to “De Minimis Non-Audit Services”, or an exemption from Regulation 52-110, in whole or in part, granted under Parts 6 and 8 of Regulation 52-110, other than the exemption granted under Section 6.1 of Regulation 52-110, which exempts venture issuers from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

Subject to the requirements of Regulation 52-110, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

For the last two fiscal years, the Corporation’s external auditors have billed the following fees for their services to the Corporation:

	2025 Fiscal Year ($)	2024 Fiscal Year ($)
Audit fees	107,000	85,000
Audit-related fees (1)	-	6,300
Tax fees (2)	16,441	5,000
Total	123,441	96,300

Notes:

(1)	These fees include the fees and disbursements for services reasonably related to the performance of the audit of the Corporation’s financial statements not reported under “Audit Fees”.
(2)	These fees represent the aggregate fees and disbursements for the service related to tax compliance and tax advice.

CORPORATE GOVERNANCE

The Board of Directors considers good corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed to enhance shareholder value.

The Board of Directors is responsible for ensuring that the Corporation addresses all relevant corporate governance issues in compliance with the corporate governance guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. The Corporation’s disclosure of corporate governance practices pursuant to Regulation 58-101 respecting Disclosure of Corporate Governance Practices is set out in Schedule “B” to this Circular in the form required by Form 58-101F2.

PROPOSALS BY SHAREHOLDERS

Pursuant to the CBCA, resolutions intended to be presented by shareholders at the 2027 Meeting must comply with the provisions of the CBCA and be deposited at the Corporation’s head office between 90 to 150 days before June 18, 2027, being the anniversary of the previous annual shareholder meeting, in order to be included in the management proxy circular and form of proxy relating to such Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis for the period ended December 31, 2025, a copy of which may be obtained on request to Marc Rousseau, CFO of the Corporation at 2300 Alfred Nobel, Montréal, Québec H4S 2A4 or Marc.Rousseau@quantumemotion.com. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a shareholder.

DIRECTORS’ APPROVAL

The contents of this Circular, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each Director and to the auditors of the Corporation, have been approved by the Board of Directors of the Corporation.

SIGNED in Montréal, Québec, on May 20, 2026.

QUANTUM EMOTION CORP. (s) Francis Bellido
Francis Bellido, President and CEO

SCHEDULE “A”

Quantum eMotion Corp.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

The following charter is adopted in compliance with Regulation 52-110 respecting Audit Committees (“52-110”).

1.	COMPOSITION

The Committee shall be comprised of at least three directors as determined by the Board. The majority of the members of the Committee shall be independent, within the meaning of 52-110.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee shall be financially literate.

For the purposes of this charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The appointment of members to the Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected. If the appointment of members of the Committee is not so made, the directors who are then serving as members of the Committee shall continue to serve as members until their successors are validly appointed. The Board may appoint a member to fill a vacancy that occurs in the Committee between annual elections of directors.

Unless a chairman is appointed by the Board, the members of the Committee may designate a chairman by a majority vote of all Committee members.

2.	MEETINGS AND PROCEDURES

The Committee shall meet at least annually, or more frequently if required.

At all meetings of the Committee, every item brought to resolution shall be decided by a majority of the votes cast. In the case of an equality of votes, the chairman shall not be entitled to a second vote.

Quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.

The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee.

Each member (including the chairman of the Committee) is entitled to one vote in Committee proceedings.

The Committee may meet separately with senior management and may request that any member of the Corporation’s senior management or the Corporation’s outside counsel or independent auditors to attend meetings of the Committee or other meetings with any members of, or advisors to, the Committee.

Furthermore, the Committee has the authority to hire the services of outside advisors, from time to time, when it is necessary to do so for carrying out its mandate.

The Committee shall, at the meeting of the Board following its own meeting, report to the directors on its work, activities and recommendations.

3.	DUTIES AND RESPONSIBILITIES

The following are the general duties and responsibilities of the Committee:

3.1	Financial Statements and Disclosure Matters

3.1.1	review the Corporation’s financial statements, management’s discussion and analysis and any press releases regarding annual and interim (as required by the Board) profit or loss, before the Corporation publicly discloses such information;

3.2	Independent Auditors

3.2.1	recommend to the Board the selection and, where applicable, the replacement of the independent auditors to be appointed annually as well the compensation of such independent auditors;

3.2.2	determine that the independent auditors appointed are a Public Accounting Firm that has entered into a Participation Agreement as such terms are defined in Regulation 52-108 respecting Auditor Oversight and that at the time of their report on the annual financial statements of the Corporation, they are in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board;

3.2.3	oversee the work and review annually the performance and independence of the independent auditors;

3.2.4	on an annual basis, review and discuss with the independent auditors all significant relationships they may have with the Corporation that may impact their objectivity and independence;

3.2.5	consult with the independent auditors about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements;

3.2.6	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation;

3.2.7	review the audit plan for the year-end financial statements and intended template for such statements;

3.2.8	review and pre-approve all audit and audit-related services and the fees and other compensations related thereto, as well as any non-audit services provided by the independent auditors to the Corporation or its subsidiary entities. The pre-approval requirement is satisfied with respect to the provision of non-audit services if:

3.2.8.1	the aggregate amount of all such non-audit services provided to the Corporation constitutes no more than 10% of the total amount of fees paid by the Corporation and its subsidiary entities to its independent auditors during the fiscal year in which the non-audit services are provided;

3.2.8.2	such services were not recognized by the Corporation or its subsidiary entities as non-audited services at the time of the engagement; and

3.2.8.3	such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.

3.3	Financial Reporting Processes

3.3.1	review with management, in consultation with the independent auditors, the integrity of the Corporation’s financial reporting process, both internal and external;

3.3.2	consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting;

3.3.3	consider and report to the Board changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors and management;

3.3.4	review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements;

3.3.5	review, with the independent auditors and management, the extent to which changes and improvements in financial or accounting practices have been implemented;

3.3.6	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

3.4	Risk Management

3.4.1	oversee the identification, prioritisation and management of the risks faced by the Corporation;

3.4.2	direct the facilitation of risk assessments and measurement to determine the material risks to which the Corporation may be exposed and to evaluate the strategy for managing those risks;

3.4.3	monitor the changes in the internal and external environment and the emergence of new risks;

3.4.4	review the adequacy of insurance coverage;

3.4.5	monitor the procedures to deal with and review disclosure of information to third parties insofar as these disclosure represent a risk for the Corporation.

3.5	Whistleblowing Policy

3.5.1	As applicable, monitor and review compliance with the Corporation’s Whistleblowing Policy, if any;

3.5.2	establish a procedure for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

3.6	Reporting Responsibilities

3.6.1	the Committee shall report to the Board on a regular basis, and in any event:

3.6.1.1	at least annually, with an assessment of the performance of management in the preparation of financial statements and Auditors in conducting the annual audit of the Corporation and discuss the report with the full Board following the end of each fiscal year;

3.6.1.2	before the public disclosure by the Corporation of its financial statements, management’s discussion and analysis and any press releases regarding annual and interim profit or loss and any reports or other financial information which are submitted to any governmental body or to the public; and

3.6.1.3	as required by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.

3.7	Annual Evaluation

3.7.1	annually, the Committee shall, in a manner it determines to be appropriate:

3.7.1.1	conduct a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this charter; and

3.7.1.2	review and assess the adequacy of this charter and the position description for the chairman of the Committee and recommend to the Board any improvements to this charter or the position description that the Committee determines to be appropriate, except for minor technical amendments to this charter, authority for which is delegated to the Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.

SCHEDULE “B”

Quantum eMotion Corp.
(the “Corporation”)

CORPORATE GOVERNANCE

Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”) requires the Corporation to annually disclose certain information pursuant to Form 58-101F2 of this regulation regarding its corporate governance practices.

Those practices are as follows:

A.	Board of Directors

The Board of Directors is currently composed of Francis Bellido, Edward Lawrence Moore, David Teeple, John Young, Tullio Panarello and Catherine Loubier. Mr. Moore will not stand for re-election at the Meeting and will cease to be a director at the close of the Meeting.

Regulation 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

The Board currently consists of six directors, two of whom are independent for the purposes of Regulation 58-101: Tullio Panarello and Catherine Loubier. The remaining four directors are not independent within the meaning of Regulation 58-101: Francis Bellido (Chief Executive Officer) and John Young (Chief Operating Officer) are executive officers of the Corporation. Edward Lawrence Moore and David Teeple each provide consulting services to the Corporation and received more than $75,000 in direct compensation from the Corporation during a 12-month period within the past three years.

The Board of Directors meets formally once per quarter to review and discuss the Corporation’s business activities and to consider and if thought fit, to approve matters presented to the Board of Directors for approval, and to provide guidance to management. In addition, management informally provides updates to the Board of Directors as required between formal meetings. In general, management consults with the Board of Directors when deemed appropriate to keep it informed regarding the Corporation’s affairs. The Board of Directors facilitates the exercise of independent supervision over management through these various meetings.

The composition of the Board of Directors is such that the independent Directors have significant experience in business affairs and, as a result, these Directors are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board of Directors, the conflicted Director will in accordance with corporate law and in accordance with his fiduciary obligations as a director, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

B.	Directorships

The current and proposed Directors named in the table below are directors of other reporting issuers as shown.

Directors	Reporting Issuers
Francis Bellido	n/a
Edward Lawrence Moore	n/a
John Young	n/a
David Teeple	n/a
Tullio Panarello	n/a
Catherine Loubier	NanoXplore Inc.

C.	Orientation and Continuing Education

The Board of Directors of the Corporation briefs all new Directors with the policies of the Board of Directors, and other relevant corporate and business information.

D.	Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.

The Director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a Director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefit of the Director in connection with the Corporation, or (iii) is with an affiliate of the Corporation. If the Director abstains from voting after disclosure of their interest, the Directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is not invalid and the Director is not accountable to the Corporation for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction be approved by the Shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

E.	Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Directors and recommending to the Board new Director nominees for the next annual meeting of the shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve. The Governance and Nomination Committee assist the Board by reviewing the required competencies and skills and recommending qualified director candidates to the Board according to the needs of the Board.

F.	Compensation

The Board of Directors conducts reviews with regard to Directors’ compensation once a year. To make its recommendation on Directors’ compensation, the Board of Directors may take into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

The Corporation’s Compensation Committee, as part of its mandate, assists the Board in the assessment of the performance and determination of appropriate compensation of the management team, of the Board and its standing committees and of individual Directors. The Compensation Committee is not composed entirely of independent Directors

G.	Other Board Committees

In addition to the Audit Committee, the Corporation has a Governance Committee and a Compensation Committee.

The Governance and Nomination Committee reviews the Board’s required competencies and skills and recommends qualified director candidates to the Board according to the needs of the Board.

The Compensation Committee is responsible for assisting the Board in the assessment of the performance and determination of appropriate compensation of the management team, of the Board and its standing committees and of individual directors.

H.	Assessments

The Board of Directors monitors the adequacy of information given to Directors, communication between the Board of Directors and management and strategic direction and processes of the Board of Directors and the Audit Committee

SCHEDULE “C”

STOCK OPTION PLAN

QUANTUM EMOTION CORP.

STOCK OPTION PLAN

QUANTUM EMOTION CORP.

STOCK OPTION PLAN

1.	purpose of the plan

1.1 Purpose of this Plan. The purpose of this Plan is to promote the interests and long-term success of the Corporation by:

(a)	furnishing certain directors, officers, employees or consultants of the Corporation or its Affiliates, or other persons as the Committee may determine in accordance with this Plan, with greater incentive to further develop and promote the business and financial success of the Corporation;

(b)	furthering the identity of interests of persons to whom Options may be granted with those of the shareholders of the Corporation generally through a proprietary ownership interest in the Corporation; and

(c)	assisting the Corporation in attracting, retaining and motivating its directors, officers, employees and consultants.

The Corporation believes that these purposes may best be effected by granting Options and affording such persons an opportunity to acquire a proprietary interest in the Corporation.

2.	DEFINITIONS

2.1 Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

“Affiliate” means an affiliate as defined in Regulation 45-106 respecting prospectus exemptions, as amended or replaced from time to time;

“Associate” means an associate as defined in the Securities Act;

“Blackout Period” means an interval of time during which the Corporation has determined, pursuant to its internal trading policies, that one or more Participants may not trade any securities of the Corporation because they may be in possession of undisclosed material information pertaining to the Corporation;

“Board of Directors” means the board of directors of the Corporation as constituted from time to time;

“Broker” means a registered dealer acceptable to the Committee;

“Cashless Exercise” has the meaning ascribed thereto under Section 8.6(b);

“Change in Control” means:

(d)	any merger or amalgamation in which voting securities of the Corporation possessing more than fifty percent (50%) of the total combined voting power of the Corporation’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction and the composition of the Board of Directors following such transaction is such that the directors of the Corporation prior to the transaction constitute less than fifty percent (50%) of the number of directors comprising the Board of Directors following the transaction;

(e)	any acquisition, directly or indirectly, by a person or Related Group of Persons (other than a person that is a registered dealer as described in Section 2.1(cc)(iii) and other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership of voting securities of the Corporation possessing more than fifty percent (50%) of the total combined voting power of the Corporation’s outstanding securities;

(f)	any acquisition, directly or indirectly, by a person or Related Group of Persons of the right to appoint a majority of the directors of the Corporation or otherwise directly or indirectly control the management, affairs and business of the Corporation;

(g)	any sale, transfer or other disposition of all or substantially all of the assets of the Corporation;

(h)	a complete liquidation or dissolution of the Corporation; or

(i)	any transaction or series of transactions involving the Corporation or any of its Affiliates that the Board of Directors in its discretion deems to be a Change in Control;

A Change in Control shall not be deemed to have occurred if such Change in Control results solely from the issuance, in connection with a bona fide financing or series of financings by the Corporation or any of its Affiliates, of voting securities of the Corporation or any of its Affiliates or any rights to acquire voting securities of the Corporation or any of its Affiliates which are convertible into voting securities;

“Committee” has the meaning ascribed thereto by Section 4.1 of this Plan;

“Common Shares” means the common shares in the capital of the Corporation as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 16 hereof, “Common Shares” thereafter means the shares or other securities or property which such Participant is entitled to purchase after giving effect to such adjustment;

“Corporation” means Quantum eMotion Corp. Inc. and includes any successor corporation thereto;

“Consultant” means a “Consultant” as defined in the policies of the Stock Exchange;

“Consultant Company” has the meaning ascribed thereto in the policies of the Stock Exchange;

“Effective Date” has the meaning ascribed thereto in Section 3.1 of this Plan;

“Eligible Person” means, subject to applicable laws and the applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange, a director, Management Company Employee, Employee or Consultant of the Corporation or any of its subsidiaries, and any Corporation wholly owned by such Eligible Person;

“Employee” has the meaning ascribed thereto in the policies of the Stock Exchange;

“Exercise Price” means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 16.1 hereof, “Exercise Price” thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

“Expiry Date” has the meaning ascribed thereto by Section 8.2 of this Plan;

“Insider” has the meaning ascribed thereto in the policies of the Stock Exchange;

“Investor Relations Service Provider” has the meaning ascribed thereto in the policies of the Stock Exchange;

“Legal Representative” means the Participant’s duly authorized representative or, in the event of the Participant’s death, the liquidator of the Participant’s succession, in each case as evidenced by documentation reasonably satisfactory to the Corporation;

“Management Company Employee” has the meaning ascribed thereto in the policies of the Stock Exchange;

“Market Price” has the meaning ascribed thereto in the policies of the Stock Exchange;

“Merger and Acquisition Transaction” means:

(j)	any merger;

(k)	any acquisition;

(l)	any amalgamation;

(m)	any offer for securities of the Corporation which if successful would entitle the offeror to acquire all of the voting securities of the Corporation; or

(n)	any arrangement or other scheme of reorganization;

that results in a Change in Control;

“Options” means stock options granted hereunder to purchase Common Shares from treasury pursuant to the terms and conditions hereof and “Option” means any one of them;

“Outstanding Common Shares” at the time of any issuance of Common Shares or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question, on a non-diluted basis, or such other number as may be determined under applicable laws and the rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange;

“Participant” means an Eligible Person designated to be granted an Option under the Plan;

“Plan” means this stock option plan, including the schedules hereto, as the same may from time to time be supplemented or amended;

“Plan Maximum” means the maximum number of Common Shares that may be reserved for issuance under the Plan, as determined in accordance with Section 5.1;

“Related Group of Persons” means:

(o)	persons and any one or more of their Associates and Affiliates; and

(p)	any two or more persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

(q)	the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of the Corporation; or

(r)	the exercise of voting rights attached to the securities of the Corporation beneficially owned by such persons, or over which such persons have control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of the Corporation;

(s)	despite the above Section 2.1(cc)(ii)(A), a registered dealer acting solely in an agency capacity for a person or Related Group of Persons in connection with the acquisition of beneficial ownership of, or control and direction over, securities of the Corporation, and not executing principal transactions for its own account or performing services beyond customary dealer’s functions, shall not be deemed solely by reason of such agency relationship to be a related person for the purposes of the definition of Related Group of Persons;

“Securities Act” means the (Québec) Securities Act, R.S.Q. c.V-1.1, as amended from time to time;

“Stock Exchange” means the TSX Venture Exchange or such other stock exchange or other organized market on which the Common Shares are listed or quoted for trading; and

3.	EFFECTIVE DATE OF PLAN

3. 1 Effective Date of this Plan. The effective date (the “Effective Date”) of this Plan is December 15, 2020, the date on which this Plan was approved by the Board of Directors, as amended on February 1, 2021, April 22, 2021, May 16, 2025, and May 20, 2026.

3.2 Stock Exchange Acceptance; Shareholder Approval. This Plan, any amendment to this Plan and any Option granted hereunder are subject to acceptance by the Stock Exchange and to such shareholder approval as may be required under applicable laws and the policies of the Stock Exchange including annual shareholder approval as required for a rolling plan. Any Option granted prior to obtaining such acceptance or approval is granted subject to such acceptance and approval and may not be exercised unless and until such acceptance and approval have been obtained.

4.	ADMINISTRATION OF PLAN

4.1 Administration of Plan. The Board of Directors may at any time appoint a committee of the Board of Directors (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board of Directors may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, this Plan will be administered by the Board of Directors, and in such event references herein to the Committee shall be construed to be a reference to the Board of Directors). The Board of Directors will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfil its functions under this Plan.

4.2 Powers of Committee. The Committee is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Committee are necessary or desirable for the proper administration of this Plan. For greater certainty, without limiting the generality of the foregoing, the Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Corporation is subject, including the Stock Exchange, if applicable:

(a)	to delegate such duties and powers as the Committee may see fit with respect to this Plan (including, for greater certainty, the powers set out in Sections 4.2(c) through (j) below, pursuant to guidelines approved by the Committee, and in such event and in respect of those powers so delegated, references herein to the Committee shall be construed to be a reference to those persons to whom such powers have been so delegated);

(b)	interpret and construe this Plan;

(c)	to determine to which Eligible Person Options are granted and to grant Options;

(d)	to determine the time or times when Options will be granted;

(e)	to determine the number of Common Shares covered by each Option;

(f)	to determine the Exercise Price for each Option, subject to Section 8.1;

(g)	to determine the time or times when Options will vest and be exercisable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(h)	to determine if the Common Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Common Shares acquired on the exercise of any Option to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, the United States or any other country and if any rights or restrictions exist they will be described in the applicable Option certificate;

(i)	to determine the expiration date for each Option, subject to Section 8.2;

(j)	to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with applicable laws and applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange; and

(k)	to determine such other matters as provided for herein.

Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Option shall be within the sole discretion of the Committee, may be made at any time and shall, upon approval by the Board of Directors, as required, be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Option.

5.	COMMON SHARES AVAILABLE FOR OPTIONS

5.1 Common Shares Available. Subject to adjustment as provided in Article 16 of the Plan, and subject to the applicable rules and policies of the Stock Exchange, the aggregate number of Common Shares that may be reserved for issuance pursuant to the exercise of Options granted under the Plan shall not exceed 10% of the Outstanding Common Shares, determined on a rolling basis as at the date of grant of each Option (the “Plan Maximum”).

5.2 Accounting for Options. Every Common Share subject to an Option shall be counted against the limit in Section 5.1 as one Common Share.

5.3 Other Accounting for Options. If an outstanding Option for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Option subject to forfeiture or repurchase are forfeited or repurchased by the Corporation for an amount not greater than the Participant’s purchase price, the Common Shares shall again be available for issuance under the Plan.

5.4 Cashless Exercise Accounting. For the purposes of this Plan, including the calculation of the Plan Maximum and the limits in Section 6.2, in the event of a Cashless Exercise, the number of Options exercised, surrendered or converted (and not the number of Common Shares actually issued or sold) shall be counted against the applicable limits.

5.5 Reservation of Shares. The Board of Directors will reserve for allotment from time to time out of the authorized but unissued Common Shares a sufficient number of Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Options.

5.6 No Fractional Shares. No fractional Common Shares may be purchased or issued under this Plan.

6.	GRANT OF OPTIONS

Subject to the rules set out below, the Committee, or in the case of any proposed Participant who is a member of the Committee, the Board of Directors, may from time to time grant to any Eligible Person one or more Options as the Committee deems appropriate.

6.1 Date Option Granted. The date on which an Option will be deemed to have been granted under this Plan will be the date on which the Committee authorizes the grant of such Option or such other future date as may be specified by the Committee at the time of such authorization.

6.2 Number of Common Shares/Maximum Grant. The number of Common Shares that may be purchased under any Option will be determined by the Committee, provided that:

(l)	the aggregate number of Common Shares that may be purchased under Options granted pursuant to this Plan to any one Participant within any one-year period shall not exceed 5% of the total number of Outstanding Common Shares, calculated on the date an Option is granted to the Participant, unless disinterested shareholder approval has been obtained;

(m)	the aggregate number of Common Shares that may be purchased under Options granted pursuant to this Plan to any one Participant that is a Consultant within any one-year period shall not exceed 2% of the total number of Outstanding Common Shares, calculated on the date an Option is granted to the Consultant;

(n)	the aggregate number of Common Shares that may be purchased under Options granted pursuant to this Plan to all Investor Relations Service Providers within any one year period shall not exceed 2% of the total number of Outstanding Common Shares, calculated on the date an Option is granted to any such Investor Relations Service Provider, and Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than one year with no more than ¼ of the Options vesting in any three month period. No acceleration of the vesting provisions on Options granted to any such Investor Relations Service Provider is allowed without prior Stock Exchange acceptance; and

(o)	the aggregated number of Common Shares that may be purchased under Options granted pursuant to this Plan (or when combined with any other security-based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Common Shares):

i.	to Participants that are Insiders (as a group), at any point in time, shall not exceed 10% of the total number of issued and outstanding Common Shares; and

ii.	to Participants that are Insiders (as a group), within any one-year period, shall not exceed 10% of the total number of Outstanding Common Shares, calculated on the date an Option is granted to any Insider, unless disinterested shareholder approval has been obtained, as required under the policies of the Stock Exchange.

For the purposes of this Section 6.2, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider shall be included in determining the number of Common Shares issuable to Insiders, irrespective of the fact that the grantee was not an Insider at the time of the grant.

6.3 Option Certificates. Unless otherwise determined by the Committee, each Option granted under the Plan will be evidenced by an Option certificate in the form annexed hereto as Schedule “A” (an “Option Certificate”).

6.4 News Release. Where Options are granted to Participants that are directors or officers of the Corporation, or Investor Relations Service Provider, or otherwise where required by applicable laws and the applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange, a news release disclosing the grant of Options shall be issued by the Corporation, in compliance with such applicable laws, rules and regulations.

7.	ELIGIBILITY

7.1 Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Person shall receive an Option and the terms of any Option, the Committee may take into account the nature of the services rendered by the respective Eligible Person, their present and potential contributions to the success of the Corporation or such other factors as the Committee, in its discretion, shall deem relevant.

7.1 For Options granted or issued to Employees, Consultants, or Management Company Employees, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant, or Management Company Employee, as the case may be.

8.	OPTIONS

8.1 Exercise Price. The Exercise Price per Common Share under each Option shall be a price fixed for such Option by the Board of Directors or by the Committee upon grant of each such Option, but such price shall not be less than the Market Price.

8.2 Term of Options. Subject to Section 8.3, each Option will expire (the “Expiry Date”) on the earlier of the date specified in paragraph (a) below and the applicable date specified in paragraph (b), (c) or (d) below.

For purposes of this Section 8.2, the date on which a Participant ceases to be an Eligible Person is the date on which the Participant’s directorship, active employment or active engagement (as applicable) actually terminates, without regard to any statutory or common law notice period or any salary continuance.

(p)	the date determined by the Committee and specified in the applicable Option Certificate, provided that such date shall not be later than the tenth (10th) anniversary of the date on which the Option is granted;

(q)	if the Participant ceases to be an Eligible Person for any reason other than death or termination for cause, the date that is ninety (90) days after the date the Participant ceases to be an Eligible Person, or such other date as the Committee may determine, provided that any such later date shall not be later than one (1) year after the date the Participant ceases to be an Eligible Person;

(r)	if the Participant ceases to be an Eligible Person by reason of termination for cause, the date on which the Participant receives notice of such termination; and

(s)	if the Participant dies (i) while an Eligible Person, or (ii) after the Participant ceases to be an Eligible Person but before the Option would otherwise expire under paragraph (b), the date that is one (1) year after the date of death, provided that, if the Participant dies after ceasing to be an Eligible Person, the Expiry Date shall not be later than one (1) year after the date the Participant ceased to be an Eligible Person.

8.3 Blackout Extension. Where the Expiry Date for an Option occurs during a Blackout Period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such Blackout Period, unless the Participant or the Corporation is subject to a cease trade order (or similar order) under applicable laws in respect of the Corporation’s securities.

8.4 Vesting. Except as determined from time to time by the Committee, all Options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an Employee or Consultant of the Corporation or its Affiliates or subsidiaries, as applicable, shall be the date on which active employment or engagement with the Corporation or its Affiliates or subsidiaries, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance).

8.5 Exercise of Options. Subject to the terms and conditions of this Plan, the Committee may impose such limitations or conditions on the exercise or vesting of any Option as the Committee in its discretion deems appropriate, including limiting the number of Common Shares for which any Option may be exercised during any period as may be specified by the Committee and which number of Common Shares for which such Option may be exercised in any period will be specified in the Option Certificate with respect to such Option.

8.6 Notice. Each Option Certificate will provide that Options granted thereunder may be exercised only by notice delivered to the Corporation and signed by the Participant, or the Legal Representative of the Participant, and accompanied by payment or other satisfaction of the aggregate Exercise Price in a manner permitted under the Plan for the Common Shares being purchased. Such consideration may be paid subject to prior approval of the Board of Directors or by the Committee, in any combination of the following:

(t)	bank draft, certified cheque or wire transfer;

(u)	a Broker assisted sell-to-cover cashless exercise (a “Cashless Exercise”), in accordance with the policies of the Stock Exchange, pursuant to which the Corporation has an arrangement with a Broker and the Participant delivers irrevocable instructions acceptable to the Corporation and the Broker to exercise the Options and to have the Broker advance the funds necessary to pay the aggregate Exercise Price and any applicable withholding obligations to the Corporation and to sell such number of Common Shares acquired on such exercise as is necessary to satisfy such amounts and applicable transaction costs; or

(v)	such other consideration as the Committee may permit consistent with applicable laws and the applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange.

Notwithstanding the foregoing, no exercise of an Option shall be permitted during a Blackout Period except to the extent permitted by applicable laws and the Corporation’s policies.

As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised will be delivered by the Corporation to the Participant or the Legal Representative of the Participant.

9.	GENERAL TERMS OF Options

Restrictions, Securities Exchange Listing. All Common Shares or other securities delivered under the Plan pursuant to the exercise of any Option shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, applicable United States federal or state, Canadian provincial, or foreign securities laws and regulatory requirements, and applicable Canadian corporate laws, and the Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions. If the Common Shares or other securities are traded on a securities exchange, the Corporation shall not be required to deliver any Common Shares or other securities covered by an Option unless and until such Common Shares or other securities have been admitted for trading on such securities exchange.

10.	CHANGE IN STATUS

A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Option was granted to such Participant will not result in the termination of the Option granted to such Participant provided that such Participant remains an Eligible Person.

11.	NON-TRANSFERABILITY OR ASSIGNMENT OF OPTIONS

11.1 Options granted hereunder shall not be transferable or assignable to anyone.

12.	REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

12.1 Representations and Covenants. Each Option certificate will contain representations and covenants of the Participant that:

(w)	the Participant is an Eligible Person under this Plan;

(x)	the Participant is aware that the grant of the Option and the issuance by the Corporation of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Options or the Common Shares to be distributed thereunder under any applicable securities laws;

(y)	upon each exercise of an Option, the Participant, or the Legal Representative of the Participant, as the case may be, will, if requested by the Corporation, represent and agree in writing that the person is, or the Participant was, a director, officer, Employee or Consultant of the Corporation or its Affiliates or subsidiaries, as applicable, or a person otherwise determined as an Eligible Person under this Plan by the Committee and has not been induced to purchase the Common Shares by expectation of employment or continued employment with the Corporation or its subsidiaries, and that such person is not aware of any commission or other remuneration having been paid or given to others in respect of the granting of the Option; and

(z)	if the Participant or the Legal Representative of the Participant exercises an Option, the Participant or the Legal Representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares purchased pursuant to the exercise of the Option, comply with all applicable securities laws and all applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any Corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

12.2 Provisions Relating to Common Share Issuances under an Option Certificate. Each Option Certificate will contain such provisions as in the opinion of the Committee are required to ensure that no Common Shares are issued on the exercise of an Option unless the Committee is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange. In particular, if required by any regulatory authority to which the Corporation is subject, including the Stock Exchange, an Option Certificate may provide that shareholder approval to the grant of an Option must be obtained prior to the exercise of the Option.

13.	WITHHOLDING TAX

The Participant will be solely responsible for paying any applicable withholding taxes arising from the Options. Vesting or exercise of any Option and payment is to be made in a manner satisfactory to the Corporation. Notwithstanding the foregoing, the Corporation will have the right to withhold from any Option or any Common Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Corporation to the Participant, an amount equal to any such taxes.

Without limiting the foregoing, the Corporation may, to the extent permitted by applicable laws and the applicable rules and policies of the Stock Exchange, satisfy any withholding tax obligations, or require the Participant to satisfy such obligations, in connection with the exercise of an Option by:

(aa)	withholding from the Common Shares otherwise issuable upon exercise;

(bb)	in the case of a Cashless Exercise pursuant to Section 8.6(b), requiring that Common Shares be sold and withholding from the cash proceeds of such sale and/or requiring the Broker to remit such withheld amounts to the Corporation; or

(cc)	any other method approved by the Committee.

14.	CONDITIONS

Notwithstanding any of the provisions contained in this Plan, the Corporation’s obligation to issue Common Shares to a Participant pursuant to the exercise of an Option will be subject to, if applicable:

(dd)	completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Corporation will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(ee)	the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

15.	SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

i.	1 Suspension, Amendment or Termination of Plan. The Committee, with the approval of the Board of Directors, will have the right at any time to suspend or terminate this Plan and, subject to Section 15.2, will have the right to:

(a)	without the prior approval of shareholders of the Corporation, make the following amendments to the Plan:

i.	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

ii.	amendments to reflect any requirements of any regulatory authorities to which the Corporation is subject, including the Stock Exchange;

iii.	acceleration of or other amendments to any vesting provisions of an Option; and

iv.	amendments to the expiration date of an Option that does not extend the term of an Option past the original date of expiration for such Option, provided that the expiration date complies with the limits imposed by Section 8.2;

(b)	with the prior approval of shareholders of the Corporation by ordinary resolution, make any other amendment to the Plan, including any amendment that would:

i.	increase the Plan Maximum by increasing the rolling percentage limit set out in Section 5.1;

ii.	reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option, it being understood that any reduction in the Exercise Price of Options held by Insiders shall require disinterested shareholder approval, as required under the policies of the Stock Exchange;

iii.	extend the terms of an Option beyond its original expiry time, unless the extension arises from a Blackout Period, provided that disinterested shareholder approval shall be obtained for any extension of the term of an Option if the Participant is an Insider of the Issuer at the time of the proposed amendment;

iv.	increase the limit on participation by independent directors; or

v.	permit an Option to be transferable or assignable to any person other than in accordance with the provisions Article 11.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of the regulatory authorities to which the Corporation is subject, including the Stock Exchange, shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan.

15.2 Limitations. In exercising its rights pursuant to Section 15.1, the Committee will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Option previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to Article 16; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Corporation is subject, including the Stock Exchange).

15.3 Powers of Committee Survive Termination. The full powers of the Committee as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.

16.	ADJUSTMENTS

16.1 Adjustments. Appropriate adjustments to this Plan and to Options shall be made, and shall be conclusively determined, by the Committee to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other changes in the capital of the Corporation or from a Merger and Acquisition Transaction. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board of Directors, and any such determination will be binding on the Corporation, the Participants and all other affected parties.

16.2 Merger and Acquisition Transaction. In the event of a Merger and Acquisition Transaction or proposed Merger and Acquisition Transaction:

(a)	the Board of Directors shall, in an appropriate and equitable manner, determine any adjustment to the number and type of Common Shares (or other securities or other property) that thereafter shall be made the subject of Options;
(b)	the Board of Directors shall, in an appropriate and equitable manner, determine the number and type of Common Shares (or other securities or other property) subject to outstanding Options;

(c)	the Board of Directors shall, in an appropriate and equitable manner, determine the purchase price or exercise price with respect to any Option; provided, however, that the number of Common Shares covered by any Option or to which such Option relates shall always be a whole number;
(d)	the Board of Directors shall, in an appropriate and equitable manner, determine the manner in which all unexercised option rights granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights;
(e)	the Board of Directors or any Corporation which is or would be the successor to the Corporation or which may issue securities in exchange for Common Shares upon the Merger and Acquisition Transaction becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the Exercise Price (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favorable to the Participant) including, without limitation, the periods during which the Option may be exercised and Expiry Dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Option over the Common Shares and such Option shall be deemed to have lapsed and be cancelled; and
(f)	the Committee may settle any Option that is still capable of being exercised for cash or for common shares only, upon giving the Participant to whom such Option has been granted at least 30 days’ written notice of its intention to settle such Option. During this notice period, the Option may be exercised by the Participant without regard to any vesting conditions attached thereto, to the extent it has not been exercised. Upon expiry of this notice period, if the Option remains unexercised, the Committee may settle the Option by paying the Participant the “in the money” amount in cash, if applicable. The unexercised portion of the Option shall then lapse and be cancelled.

Subsections (a) through (f) of this Section 16.2 may be utilized independently of, successively with, or in combination with each other and Section 16.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Committee to deal with Options in any other manner. All determinations by the Committee under this Article 16 will be final, binding and conclusive for all purposes, except that share capital adjustments are subject to prior approval of the Stock Exchange, unless they relate to consolidations or splits.

16.3 No Limitation. The grant of any Options under this Plan will in no way affect the Corporation’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

16.4 No Fractional Shares. No adjustment or substitution provided for in this Article 16 will require the Corporation to issue a fractional security in respect of any Options and the total substitution or adjustment with respect to each Option will be limited accordingly.

17.	GENERAL

17.1 U.S. Participant. Notwithstanding any provisions of this Plan to the contrary, the terms and conditions applicable to Options granted to individuals subject to the laws of the United States, including but not limited to U.S. taxpayers, shall be governed by the provisions set forth in the Addendum attached hereto as Schedule C, which forms an integral part of this Plan..

17.2 No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Corporation with respect to any Common Shares reserved for the purpose of any Option.

17.3 No Effect on Employment. Nothing in this Plan will confer upon any Participant any right to continue in the employ of or under contract with the Corporation or its subsidiaries or Affiliates, as applicable, or affect in any way the right of the Corporation or any such subsidiary or Affiliate, as applicable, to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such subsidiary or Affiliate, as applicable, to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or its subsidiaries or Affiliates, as applicable, or any present or future retirement policy of the Corporation or its subsidiaries or Affiliates, as applicable, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or its subsidiaries or Affiliates, as applicable. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

17.4 No Fettering of Directors’ Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

17.5 Applicable Law. The Plan and any Option Certificate granted hereunder will be governed, construed and administered in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

17.6 Interpretation. References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

Schedule “A”

QUANTUM EMOTION CORP.

OPTION CERTIFICATE

The foregoing certificate is delivered pursuant to the provisions of the Stock Option Plan of Quantum eMotion Corp. (the “Plan”) and certifies that _______________________ is the holder of stock options pertaining to the purchase of __________________ common shares (the “Optioned Shares”) of the capital stock of Quantum eMotion Corp., in exchange for a purchase price of $__________ per Optioned Share. Subject to the provisions of the Plan:

a)	the expiry date of the foregoing options is the _____day of _________________, 20___;

b)	the foregoing options shall vest as follows:________________________________

________________________________________________________________;

c)	the holder of this certificate (or its legal personal representative as provided for in the Plan) can exercise the foregoing options during the exercise period by delivering a notice to exercise to the Corporation in accordance with the Plan, together with the foregoing certificate and, as applicable:

(ff)	payment in full, by certified cheque or other form of payment acceptable to Quantum eMotion Corp., of the purchase price for such number of Optioned Shares with regard to which the foregoing options are exercised; or

(gg)	if permitted under the Plan, by Cashless Exercise;

if only part of the foregoing options is exercised, Quantum eMotion Corp. shall inscribe a note on the foregoing certificate providing for the extent of the exercise and the foregoing certificate will then be returned to its holder; and

d)	the foregoing certificate, as well as the options which it represents, cannot be transferred and is not negotiable and is subject to the terms and conditions provided for in the Plan. The foregoing certificate is delivered only as a commodity and, in case of controversy on any question pertaining to said certificate, the provisions of the Plan and the registers of Quantum eMotion Corp. will prevail.

The foregoing options were granted on the _____day of _________________, 20___.

QUANTUM EMOTION CORP.

Per:
Authorized signatory

No of option certificate

Schedule “B”

Notice to Exercise

Quantum eMotion Corp.

1 Place Ville-Marie

Suite 4000

Montréal, Québec H3B 4M4

Attention: President

Re: Exercise of Option under Stock Option Plan

Dear Sirs:

The undersigned, being the holder of options to purchase Common Shares of Quantum eMotion Corp. (the “Corporation”) pursuant to the Corporation’s Stock Option Plan, does hereby elect to exercise the said option with a view to purchase                          Common Shares and hereby:

1.	confirms that the aggregate exercise price payable in respect of the Shares is $_____ (the “Exercise Price”); and

2.	elects to satisfy payment of the Exercise Price as follows (select one):

☐ Cash Exercise (meaning payment of the Exercise Price in cash or cash equivalents): the undersigned hereby tenders to the Corporation payment in the amount of $_____ by ☐ certified cheque ☐ wire transfer ☐ other form of payment acceptable to the Corporation.

☐ Cashless Exercise (meaning a Cashless Exercise of Options in accordance with the Plan): the undersigned hereby elects to complete this exercise pursuant to the Cashless Exercise and directs that a sufficient number of Common Shares be sold to fund the Exercise Price, and, if applicable, withholding taxes and transaction costs, in accordance with the Plan.

Broker information (required for Cashless Exercise):
Broker (meaning a registered dealer acceptable to the Committee):
Account number:
Contact person / email / phone:

The undersigned hereby directs that the certificate representing the said Common Shares be registered as follows and delivered at the following address:

Registration:	Delivery: ☐ DRS or ☐ Share Certificate

Yours very truly,

Signature of Optionee or Legal Representative

Name of Optionee

Date

Schedule “C”

Addendum to the Stock Option Plan of

Quantum eMotion Inc.

(the “Corporation”)

(United States Participants)

Notwithstanding anything stated to the contrary in the Stock Option Plan (the “Plan”) of the Corporation, this Addendum (this “Addendum”) to the Plan shall apply for purposes of all Options granted under the Plan to natural persons who are Eligible Persons and are subject to United States income tax (collectively, the “US Participants”). This Addendum forms an integral part of the Plan of the Corporation and is incorporated therein by reference. All capitalized terms, to the extent not defined herein, shall have the meanings set forth in the Plan. Except as specifically provided in this Addendum, the provisions of the Plan shall prevail.

1.	DEFINITIONS.

As used in this Addendum, the following terms shall have the following meanings:

“US Code” means the United States Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Disability” means “disability” as defined in Section 422(c) of the US Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Incentive Stock Option” means any Option designated and qualified as an “incentive stock option” as defined in Section 422 of the US Code.

“Non-Qualified Stock Option” means any Option that is not an Incentive Stock Option.

“Section 409A” means Section 409A of the US Code and the regulations and other guidance promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the US Code) more than 10% of the combined voting power of all classes of stock of the Corporation or any parent of the Corporation or any subsidiary.

“US Optionee” means a US Participant to whom an Option has been granted under the Plan and this Addendum.

2.            COMMON SHARES RESERVED FOR THE PLAN. Of the Common Shares reserved for issuance under the Plan pursuant to Section 5.1, no more than approximately 13% of such reserved Common Shares may be issued pursuant to Incentive Stock Options, subject to adjustment pursuant to Section 16 of the Plan.

3.            ELIGIBILITY. US Optionees under the Plan will be such US Participants who are selected from time to time by the Board in its sole discretion; provided, however, that an Incentive Stock Option may be granted only to a person who, at the time the Incentive Stock Option is granted, is an employee of the Corporation or any subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the US Code.

4.            SPECIAL OPTION GRANT RULES. Any Option granted under the Plan and this Addendum must be made substantially pursuant to the form of Option Certificate attached to the Plan as Schedule “A”, or with any other agreement or document approved by the Board to that effect. Option Certificates need not be identical. Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Corporation or any subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the US Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

5.            EXERCISE PRICE; EXERCISE. The exercise price for each Option shall be determined by the Board at the time of grant but in any event the Exercise Price will be no less than the Market Price;

5.2	Without limiting the foregoing, in the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the Exercise Price of such Incentive Stock Option shall be not less than 110% of the fair market value on the grant date. The Board shall determine the fair market value of the Common Shares based on the reasonable application of a reasonable valuation method not inconsistent with Section 409A of the US Code.

6.            OPTION TERM. The term of each Option shall be fixed by the Board, but no Option shall be exercised more than ten years after the date the Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Per cent Owner, the term of such Option shall be no more than five years from the date of grant.

7.            ANNUAL LIMIT ON INCENTIVE STOCK OPTIONS. To the extent required for “incentive stock option” treatment under Section 422 of the US Code, the aggregate fair market value (determined as of the time of grant) of the Common Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation or its parent and any subsidiary that become exercisable for the first time by a US Optionee during any calendar year shall not exceed US$100,000 or such other limit as may be in effect from time to time under Section 422 of the US Code. To the extent that any Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

8.            NON-TRANSFERABILITY OF STOCK OPTIONS. No Option shall be transferable by the US Optionee otherwise than by will or by the laws of descent and distribution and all Options shall be exercisable, during the US Optionee’s lifetime, only by the US Optionee, or by the US Optionee’s legal representative or guardian in the event of the US Optionee’s incapacity.

9.            TERMINATION OF EMPLOYMENT OR SERVICE. Notwithstanding the provisions of Section 15 of the Plan, and except as otherwise provided in any Option Certificate, any portion of an Option that is not vested and exercisable on the date of termination of a US Optionee’s employment or other service relationship with the Corporation or its subsidiaries shall immediately expire and be null and void. Once any portion of the Option becomes vested and exercisable, the US Optionee’s right to exercise such portion of the Option (or the US Optionee’s representatives and legatees as applicable) in the event of a termination of the US Optionee’s employment or other service relationship shall continue until the earlier of: (i) the date which is: (A) six months following the date on which the US Optionee’s employment or other service relationship terminates due to death or Disability (or such longer period of time as determined by the Board and set forth in the applicable Option Certificate), or (B) three months following the date on which the US Optionee’s employment or other service relationship terminates if the termination is due to any reason other than death or Disability (or such longer period of time as determined by the Board and set forth in the applicable Option Certificate), or (ii) the expiration date set forth in the Option Certificate ; provided that notwithstanding the foregoing, a Option Certificate may provide that if the US Optionee’s employment or other service relationship is terminated for fraud against the Corporation or a subsidiary or misappropriation of money or other property of the Corporation or a subsidiary, the Option shall terminate immediately and be null and void upon the date of the US Optionee’s termination and shall not thereafter be exercisable.

10.	TAX WITHHOLDING.

10.1	Each US Optionee shall, no later than the date as of which the value of an Option, Common Shares or any other amounts received thereunder first becomes includable in the gross income of the US Optionee for U.S. Federal income tax purposes, pay to the Corporation, or make arrangements satisfactory to the Board regarding payment of, any U.S. Federal, state, or local taxes of any kind required by law to be withheld by the Corporation with respect to such income. The Corporation and any subsidiary shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the US Optionee. The Corporation’s obligation to deliver the Cash Payment or any stock certificates, as applicable, to any US Optionee is subject to and conditioned on any such tax withholding obligations being satisfied by the US Optionee.

11.           SECTION 409A AWARDS. To the extent that any Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Option shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a US Optionee who is considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the US Optionee’s date of separation from service, or (ii) the US Optionee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A.

12.          AMENDMENTS. To the extent determined by the Board to be required either by the US Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the US Code or otherwise, Plan amendments shall be subject to approval by the Corporation stockholders entitled to vote at a meeting of stockholders.

13.          INFORMATION TO HOLDERS OF OPTIONS. In the event the Corporation is relying on the exemption from the registration requirements of Section 12(g) of the Exchange Act contained in paragraph (f)(1) of Rule 12h-1 of the Exchange Act, the Corporation shall provide the information described in Rule 701(e)(3), (4) and

(5) of the Securities Act to all holders of Options in accordance with the requirements thereunder. The foregoing notwithstanding, the Corporation shall not be required to provide such information unless the US Optionee has agreed in writing, on a form prescribed by the Corporation, to keep such information confidential.